UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

EXPLANATORY NOTE

On November 9, 2020, ASLAN Pharmaceuticals Limited (the “Company”) issued a press release announcing financial results for the third quarter ended September 30, 2020 and provided an update on its clinical activities (the “Press Release”).  The Press Release was attached as Exhibit 99.1 to the Company’s Form 6-K filed with the Securities and Exchange Commission on November 9, 2020 (the “Original 6-K”).

The Company is filing this amendment to the Original 6-K to refile a revised Exhibit 99.1 (the “Amended Exhibit”) in order to correct certain clerical errors presented in the Company’s consolidated statements of comprehensive income (loss) for the three and nine months ended September 30, 2020.  The clerical errors only appeared in Exhibit 99.1 to the Original 6-K and not in the Press Release that was issued separately.  The Amended Exhibit is corrected to show (i) a loss before income tax of $11,296,692 (instead of $11,065,839) for the nine months ended September 30, 2020; (ii) a total comprehensive loss attributable to stockholders of the Company and non-controlling interests of $5,194,196 (instead of $7,930,967) for the three months ended September 30, 2019; (iii) a total comprehensive loss attributable to stockholders of the Company and non-controlling interests of $3,744,255 (instead of $4,127,077) for the three months ended September 30, 2020; and (iv) a total comprehensive loss attributable to stockholders of the Company and non-controlling interests of $17,469,205 (instead of $12,275,009) for the nine months ended September 30, 2019.  All other information included in the Amended Exhibit is unchanged.

A copy of the Amended Exhibit is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405).

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated November 9, 2020 regarding 3Q20 financial release and corporate update.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: November 13, 2020